
January 28, 2011

Mr. John S. Lawler
Chief Financial Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, Florida 33607

    RE: Deer Valley Corporation
            Form 10-K for the Year Ended December 31, 2009
            Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
            September 30, 2010
            File No. 0-5388

Dear Mr. Lawler:

       We have reviewed your response letter dated January 3, 2011 and have the following comment.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents, page 33

1. We have read your response to prior comment one. Given that the maturity dates of the investments underlying your variable rate demand bonds are long-term in nature, we continue to believe that your variable rate demand bonds do not meet the definition of cash and cash equivalents as defined by ASC 305-10-20. Unlike holders of short-term securities, who rely on issuers to provide current liquidity,

variable rate demand bonds generally rely on third parties to provide current liquidity, as is the case with any other long-term note. Therefore, if the investor must rely on the marketplace or any third party to provide liquidity, as opposed to the issuer, we believe that your variable rate demand notes should not be classified as cash and cash equivalents. Please revise your future filings accordingly.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief